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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 January 6, 2006

                                GRAVITY CO., LTD.
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                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[ ] Yes [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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                                                               [LOGO OF GRAVITY]

                                           Contacts: Gravity Co. Ltd
                                                     James O. Kwon
                                                     82-2-2019-6014
                                                     ohsung@gravity.co.kr
                                                     - or -
                                                     Brian Rafferty
                                                     Taylor Rafferty, New York
                                                     1-212-889-4350
                                                     - or -
                                                     John Dudzinsky
                                                     Taylor Rafferty, London
                                                     44-20-7614-2900
                                                     gravity@taylor-rafferty.com

                GRAVITY ANNOUNCES MANAGEMENT AND DIRECTOR CHANGE

Seoul, South Korea - January 6, 2006 - Gravity Co., Ltd. (NASDAQ: GRVY), an online game developer and distributor, announced today certain changes in its board of directors and management.

Mr. Kwan Shik Seo has indicated his intention to resign as a member of the Board of Directors of the Company, to be effective on January 8, 2006. The Company currently does not have any plans to appoint a new director to fill Mr. Seo's position, and therefore, subsequent to January 9, 2006, the Company's Board of Directors will consist of five members.

Mr. William W. Song resigned from his position as Chief Financial Officer for personal reasons on December 27, 2005. Mr. Song served as the Company's Chief Financial Officer from July 15, 2005 through December 27, 2005. Also, Mr. John
C. Chung, resigned from his position as the Company's Investor Relations Officer on December 28, 2005, which role he has served since July 4, 2005. Mr. Chung will maintain his position as the Company's General Counsel. It is expected that the role of Chief Financial Officer and Investor Relations Officer will be taken on by Mr. James O. Kwon, which is expected to be effective upon approval of such appointment at the meeting of the Company's Board of Directors to be held on January 9, 2006. Mr. Kwon recently served as a principal at LG Venture Investment, from January of 2000. Prior to that, Mr. Kwon was a consultant at PricewaterhouseCoopers Korea from 1997 through December of 1999.

ABOUT GRAVITY CO., LTD.

Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

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FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRAVITY Co., Ltd.

Date: 1/6/2006

                                             By:    /s/ Il Young Ryu
                                                    ----------------------------
                                             Name:  Il Young Ryu
                                             Title: Chief Executive Officer